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                                                              EXHIBIT 1.A.(5)(c)

                     RIDER FOR ADDITIONAL PROTECTION BENEFIT


We, National Life Insurance Company, will pay the Additional Protection Benefit, subject to the terms of this rider, in addition to the Basic Coverage of the policy, when we receive at our Home Office due proof that both Insureds died while this rider was in force.

The sum of the Basic Coverage provided by the base policy and the Additional Protection Benefit provided by this rider is the total Face Amount of this policy.

The date of issue of this rider is the policy Date of Issue unless a later date is set forth below.

ADDITIONAL PROTECTION BENEFIT. We will pay the Additional Protection Benefit to the Beneficiary when we receive at our Home Office due proof that both Insureds died while this rider was in force. We will pay the Additional Protection Benefit in one sum unless a Payment Option, as described in the policy to which this rider is attached, is chosen. If the Additional Protection Benefit is paid in one sum, it shall be increased by interest from the date we receive proof of death of the second of the Insureds to die to the date of payment. We will set the rate of interest at not less than the Minimum Interest Paid on Death Claims percentage shown in the Data Section.

COST OF ADDITIONAL PROTECTION BENEFIT. The Cost of Additional Protection Benefit rate on any day shall be based on the duration of this rider, the Insureds' then Attained Ages, and the rate class of the Additional Protection Benefit on the date of issue of this rider.

On any Monthly Policy Date, the Cost of Additional Protection Benefit shall be the product of:

1. the Cost of Additional Protection Benefit rate on such date divided by $1,000; multiplied by

2. the Additional Protection Benefit on such date, divided by the sum 1 plus the monthly Accumulated Value Interest Rate shown in the Data Section.

We may change the Cost of Additional Protection Benefit rates from time to time based on our expectations of future experience. Any change in the Cost of Additional Protection Benefit rates shall apply to all riders of the same duration, insuring persons of the same Attained Ages and rate class as the Insureds. The Cost of Additional Protection Benefit rates shall not be greater than the rates set forth in the Table of Guaranteed Maximum Cost of Additional Protection Benefit Rates shown in the Data Section. These rates are based on the Mortality Table named in the Data Section.

ADDITIONAL PROTECTION BENEFIT DECREASES. The Owner may request that the Additional Protection Benefit be decreased. Such decreases will be performed subject to the terms of the Face Amount Decreases provision of the base policy.

SUICIDE LIMITATION. If either of the Insureds dies within two years of the date of issue of this rider as the result of suicide, while sane or insane, we will pay only the sum set forth in the Suicide Limitation provision of the policy. Payment will be made to the Beneficiary.

INCONTESTABILITY. After this rider has been in force during the life of each Insured for two years from its date of issue, we will not contest it.

CONSIDERATION. This rider is issued in consideration of the application for the rider and the monthly cost of the rider. The rider and a copy of the application for the rider shall become part of the policy on the date of issue of the rider.

TERMINATION.  This rider shall terminate on the earliest of:


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1.   the date the policy terminates; or

2. any Monthly Policy Date requested, if before that date we receive at our Home Office written request for termination.

When this rider terminates:

1.   all rights under this rider shall cease; and

2.   there shall be no further monthly costs for this rider; and

3.   the policy shall be considered separate and complete without this rider.


Signed for NATIONAL LIFE INSURANCE COMPANY at Montpelier, Vermont, as of the date of issue, by

                                        Chairman of the Board
                                                and
                                        Chief Executive Officer